September 25, 1998

VIA FACSIMILE: (202) 942-9516
Mr. William Underhill
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

   RE: Withdrawal Letter -- Sunrise Express 000-24731

Dear Mr. Underhill;

Please withdraw the Form 10 submission for Sunrise Express which was filed on August 3, 1998. The Company recently was purchased by an individual. We will, at some point, refile with a new business plan. Thank you for your assistance, and if there are any questions, please do not hesitate to contact me.

Sincerely,



/s/ Daniel G. Chapman, Esq.

Daniel G. Chapman, Esq.